UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 0-4604

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2019 and 2018, and supplemental schedule as of December 31, 2019.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 22, 2020	/S/ Michael J. Sewell
Michael J. Sewell, CPA
Chief Financial Officer, Principal Accounting Officer, Senior Vice President, Treasurer and Employee Benefits Committee Chairman

Cincinnati Financial
Corporation Tax-Qualified
Savings Plan

Employer ID No: 31-0746871
Plan Number: 002
     Financial Statements as of and for the
Years Ended December 31, 2019 and 2018,
Supplemental Schedule as of December 31, 2019,
and Report of Independent Registered Public
Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of Cincinnati Financial Corporation Tax Qualified Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio

June 22, 2020

We have served as the auditor of the Plan since 1996.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,	December 31,
	2019	2018
Assets:
Participant-directed investments (at fair value)	$738,217,388	$557,422,562
Notes receivable from participants	7,517,546	6,806,675
Accrued interest and dividends receivable	265,208	251,947
Accounts receivable – other	7,060	7,442
Net assets available for benefits	$746,007,202	$564,488,626

Accompanying notes are an integral part of these financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Years ended December 31,
	2019	2018
Additions:
Participant contributions (including rollovers of $6,326,821
and $3,811,695 in 2019 and 2018, respectively)	$41,699,821	$37,885,677
Employer contributions	18,449,994	17,513,729
Total contributions	60,149,815	55,399,406

Net appreciation (depreciation) in fair value of investments	100,375,244	(61,333,439)
Interest and dividend income	49,120,100	32,299,820
Total investment income (loss)	149,495,344	(29,033,619)
Interest income on notes receivable from participants	389,737	297,718
Total additions	210,034,896	26,663,505

Deductions:
Benefits paid to participants and other	28,185,676	26,567,974
Administrative expenses	330,644	141,749
Total deductions	28,516,320	26,709,723

Increase in net assets (decrease)	181,518,576	(46,218)
Net assets available for benefits:
Beginning of year	564,488,626	564,534,844
End of year	$746,007,202	$564,488,626

Accompanying notes are an integral part of these financial statements.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan open to substantially all employees of Cincinnati Financial Corporation (the Company) and its subsidiaries who meet the eligibility requirements outlined in the Plan document. The Plan commenced January 1, 1996 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan uses Fidelity Management Trust Company (Fidelity) as trustee and Fidelity Workplace Services LLC as record keeper.

Contributions — Participants may contribute a percentage of their pretax annual cash compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants are eligible for a Company match up to the first 6 percent of eligible compensation on a per-pay-period basis; however, those participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the Company match. Beginning with the plan year ended December 31, 2019, participants who reach the Internal Revenue Service (IRS) contribution limit before December 31st, and who are employed as of December 31st, may receive a deposit the following year for the difference between what the Company contributed and 6% of total eligible earnings. The Company has the discretion to determine whether the true-up will occur in future years. The Company match is invested according to the participants’ investment directions. Contributions from participants and the Company are recorded each pay period for Plan participants. Eligible participants are initially enrolled in the Plan at a 6 percent contribution rate to encourage associate savings, with an automatic increase of a participant’s contribution rate by 1 percent each year to a maximum 10 percent, for these automatically enrolled participants. Unless directed otherwise, automatic enrollment participants are enrolled in the Plan's designated default investment option, Target Date Funds, which aligns nearest to the participants retirement date, assumed at age 65. Each participant has the opportunity to elect to withdraw or change the contribution rate prior to automatic enrollment or at any time once enrolled.

The Plan includes a Roth 401(k) option for participants. This option allows participants to contribute after-tax dollars while contributions and any earnings on those contributions are tax-free upon withdrawal.

The Company may make a discretionary profit-sharing contribution to eligible participants. A participant who is not enrolled in the Company’s high-deductible group health plan is eligible for the discretionary profit-sharing contribution. The Company did not make a profit-sharing contribution during 2019 or 2018.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollover). Rollovers from other qualified plans were $6,326,821 during 2019 and $3,811,695 during 2018.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer matching contribution and allocations of Plan earnings and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which include the Company’s common stock fund, various registered investment companies and a money market fund. Participants also have the option to invest in a variety of securities through a self-directed brokerage account. The Cincinnati Financial Stock Fund (the Stock Fund) is an Employee Stock Ownership Plan (ESOP), which is primarily invested in common shares of the Company and may also hold cash or other short-term liquid investments to accommodate the ESOP’s liquidity needs. A participant may elect to receive cash dividends on Company stock outside of the Plan or leave the dividends in the Plan to be reinvested.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in any Company matching contribution and profit-sharing contribution attributed to them plus actual earnings thereon after three years of eligible service. Unvested participants who are employed by the Company become fully vested in any Company and profit-sharing contribution attributed to them upon reaching age 65 or as defined in the plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate plus 1 percent. At December 31, 2019, interest rates on participant loans ranged from 4.25% to 6.75%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Participant loans are valued at the outstanding principal balances plus any accrued but unpaid interest. Upon participant termination or retirement, any outstanding loan balance attributed to such participant is treated as a distribution to the participant. Delinquent participant loans are recorded as a deemed distribution based on terms of the Plan document.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan document. Plan benefits may be paid in a lump sum of cash or shares of Company common stock. Stock may be paid only for the portion of interest held in the Stock Fund.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay Plan expenses and/or reduce the Company’s matching and profit-sharing contributions. Forfeiture balances were $13,796 and $26,742 at December 31, 2019 and 2018, respectively. Forfeitures of $470,170 and $488,779 were used to reduce the Company's matching contribution during the years ended December 31, 2019 and 2018, respectively. Forfeiture amounts are reinvested into the Fidelity Government Money Market Fund until used in a way permitted by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The Plan’s investment in the Stock Fund is valued based on exchange-traded observable quoted market prices. The Plan’s investments in registered investment companies, or mutual funds, are valued based on the net asset value (NAV) of the shares held by the Plan, which represents the price at which market participants buy and sell shares of the mutual funds on a daily basis. Self-directed brokerage accounts allow the participant to invest in a variety of securities such as individual equities, corporate bonds, and mutual funds along with other investments as outlined in the Plan document. The fair value of these securities are valued based on quoted market prices that would most likely be the exit position. Certain securities are prohibited from purchase in the self-directed brokerage accounts. Fees paid by the participant for investment management services were included as a reduction of the return earned on each fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid jointly by the Company and the participant.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2019 and 2018.

NOTE 3 - FAIR VALUE MEASUREMENTS

In accordance with accounting guidance for fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for the valuation technique used, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used. The Plan's valuation techniques have not changed from those used at December 31, 2018. Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•
Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities and funds.

•
Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

•
Level 3 – Financial assets and liabilities for which fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Plan bases fair value for investments in common stock on quoted market prices. Registered investment companies are primarily valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end. Self-directed brokerage accounts are valued based on quoted market prices which would most likely be the exit position. The methods described above may produce a fair value measurement that may not be reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2019 and 2018. The Plan did not have any liabilities carried at fair value or any Level 2 or Level 3 assets at or during the years ended December 31, 2019 and 2018. The Plan’s policy is to recognize transfers between levels at the end of the reporting period. There were no transfers between levels during the years ended December 31, 2019 and 2018.

At December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Registered investment companies:
Large cap funds	$195,818,138	$—	$—	$195,818,138
Mid cap funds	130,198,626	—	—	130,198,626
Small cap funds	27,470,616	—	—	27,470,616
Balanced funds	194,784,447			194,784,447
International funds	54,062,152	—	—	54,062,152
Bond funds	52,450,307	—	—	52,450,307
Total registered investment companies	654,784,286	—	—	654,784,286
Cincinnati Financial Stock Fund	49,802,123	—	—	49,802,123
Vanguard Federal Money Market Fund	17,980,603	—	—	17,980,603
Self-directed brokerage accounts	15,650,376	—	—	15,650,376
Total	$738,217,388	$—	$—	$738,217,388

At December 31, 2018
Registered investment companies:
Large cap funds	$155,685,789	$—	$—	$155,685,789
Mid cap funds	88,862,112	—	—	88,862,112
Small cap funds	21,998,140	—	—	21,998,140
Balanced funds	141,866,405			141,866,405
International funds	41,260,729	—	—	41,260,729
Bond funds	40,602,680	—	—	40,602,680
Total registered investment companies	490,275,855	—	—	490,275,855
Cincinnati Financial Stock Fund	36,806,526	—	—	36,806,526
Vanguard Federal Money Market Fund	16,677,266	—	—	16,677,266
Self-directed brokerage accounts	13,662,915	—	—	13,662,915
Total	$557,422,562	$—	$—	$557,422,562

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2019 and 2018, certain Plan investments were shares of mutual funds managed by Fidelity. Fidelity was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2019 and 2018, the Plan held 473,587 and 475,372 shares, respectively, of common stock of Cincinnati Financial Corporation, with a cost basis of $23,941,095 and $21,961,493, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $1,005,755 and $980,245, respectively. Cincinnati Financial Corporation is the sponsoring company and, therefore, these transactions qualify as exempt party-in-interest transactions.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, distributions and withdrawals will continue to be made in accordance with the Plan.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Company received an opinion letter from the IRS, dated December 28, 2017, which states the individually designed plan document satisfies the applicable provisions of the IRC. The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. At December 31, 2019 and 2018, the Plan had no uncertain tax positions.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for tax years 2015 and earlier.

NOTE 7 - SUBSEQUENT EVENT

The World Health Organization declared the 2019 novel coronavirus (SARS-CoV-2 or COVID-19) outbreak a Public Health Emergency of International Concern on January 30, 2020, and a pandemic on March 11, 2020. The pandemic outbreak has caused an economic downturn on a global scale including significant market disruption and volatility which impact the fair value of participant-directed investments. In response to the pandemic, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law on March 27, 2020. The CARES Act allows plan sponsors to offer additional rights to eligible participants. The Plan chose to allow eligible participants with existing loans to defer repayment for the remainder of 2020. This deferment option is only available through December 31, 2020. All deferred loans will be re-amortized and resume repayment in January 2021. The CARES Act also mandated that the Plan waive required minimum distributions for calendar year 2020.

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019
	Identity of Issuer	Description of Investment	Shares	Current Value***
	Vanguard Federal Money Market Fund	Interest bearing cash	17,980,603	$17,980,603

*	Cincinnati Financial Corporation	Common stock	473,587	$49,797,634
	Stock Purchase Account			4,489
	Total Cincinnati Financial Stock Fund			$49,802,123

	T. Rowe Price Growth Stock	Registered investment company	844,107	$61,915,263
	Dodge & Cox Stock Fund	Registered investment company	263,114	50,980,972
	Janus Enterprise N	Registered investment company	334,320	47,827,889
*	Fidelity Spartan 500 Index	Registered investment company	374,659	41,969,250
	T. Rowe Price New Horizons	Registered investment company	655,749	38,931,800
	Artisan International Investor	Registered investment company	909,264	30,387,595
*	Fidelity Total Bond	Registered investment company	2,640,732	28,810,390
*	Fidelity Contrafund K	Registered investment company	1,730,397	23,758,346
	Dodge & Cox International Stock	Registered investment company	542,994	23,674,557
	Vanguard Mid Cap Index I	Registered investment company	479,276	23,359,889
	Wells Fargo Special Mid Cap Value Fund	Registered investment company	475,581	20,079,048
	Vanguard Total Bond Market Index I	Registered investment company	1,713,180	18,930,638
	Vanguard Small Cap Index I	Registered investment company	205,627	16,320,618
	Wells Fargo Special Small Cap Value Fund	Registered investment company	308,864	11,149,998
	FMI Large Cap	Registered investment company	492,810	9,737,925
	T. Rowe Price Equity Income	Registered investment company	232,431	7,456,382
	PIMCO Low Duration Institutional	Registered investment company	480,539	4,709,279
*	Fidelity Freedom Index 2005 W	Registered investment company	39,511	515,615
*	Fidelity Freedom Index 2010 W	Registered investment company	56,672	742,398
*	Fidelity Freedom Index 2015 W	Registered investment company	247,699	3,433,113
*	Fidelity Freedom Index 2020 W	Registered investment company	1,014,905	15,132,237
*	Fidelity Freedom Index 2025 W	Registered investment company	1,588,180	26,173,207
*	Fidelity Freedom Index 2030 W	Registered investment company	1,857,863	31,769,459
*	Fidelity Freedom Index 2035 W	Registered investment company	1,982,701	36,481,691
*	Fidelity Freedom Index 2040 W	Registered investment company	1,436,977	26,253,570
*	Fidelity Freedom Index 2045 W	Registered investment company	1,349,291	25,555,564
*	Fidelity Freedom Index 2050 W	Registered investment company	840,406	15,950,915
*	Fidelity Freedom Index 2055 W	Registered investment company	562,330	8,755,474
*	Fidelity Freedom Index 2060 W	Registered investment company	284,304	3,747,122
*	Fidelity Freedom Index 2065 W	Registered investment company	2,223	23,651
*	Fidelity Freedom Index Income W	Registered investment company	21,098	250,431
	Total registered investment company			$654,784,286

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019
	Identity of Issuer	Description of Investment	Shares	Current Value***
	Self-directed brokerage account	Various		$15,650,376
	Total participant-directed investments			$738,217,388

*	Participant loans**			$7,517,546

*	Party-in-interest
**	The interest rates on these loans range from 4.25% to 6.75%, with maturity dates through May 2038.
***	Cost information is not required for participant-directed investments and, therefore, is not included.

	See Accompanying Report of Independent Registered Public Accounting Firm.